UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              NETWOLVES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0033 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Leon Frenkel
                            c/o TRIAGE Management LLC
                                 401 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                               September 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64120V102

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Management LLC
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)
                                                                       (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS


------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)    __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0

                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY               4,519,670(1)
       OWNED BY
         EACH           ------ ------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               4,519,670(1)
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,519,670 (1)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                            |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          26.76%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

(1) This  Schedule 13D filing  includes  535,300  shares of the Issuer's  Common
Stock and 99,999 shares of the Issuer's Series A Convertible Preferred Stock, 46,874 shares of the Issuer's Series B Convertible Preferred Stock and 1,171,870 warrants which by reason of conversion or exercise rights result in the holdings reported herein.

CUSIP NO. 64120V102


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Capital Management, L.P.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)
                                                                       (B)

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)    __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               1,208,435

                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH           ------ -------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                    1,208,435
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,208,435
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.60%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Offshore Fund, Ltd.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)
                                                                       (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)     __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               1,435,310
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                   1,435,310
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,435,310
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.18%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

CUSIP NO. 64120V102


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TRIAGE Advisors, LLC
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)
                                                                      (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS


------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)     __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                1,435,310
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                   0
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,435,310
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,435,310
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.18%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

CUSIP NO. 64120V102

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OTA LLC
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)

                                                                       (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)    __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               796,875
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 796,875
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          796,875
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.81%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          BD
--------- ----------------------------------------------------------------------

CUSIP NO. 64120V102

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Periscope L.P.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)
                                                                       (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               505,150
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                  505,150
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          505,150
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.78%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

CUSIP NO. 64120V102

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Leon Frenkel
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)

                                                                       (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)     __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               537,000
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              3,982,670
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 537,000
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               3,982,670
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,519,670
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          26.76%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

CUSIP NO. 64120V102

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alla Frenkel, as an individual and as Custodian for the Max Pasternack UGMA and as Custodian for the Zoe Pasternack UGMA
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)
                                                                       (B)

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)     __
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               36,900
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 36,900
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,900
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          .29%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

         This first amendment (the "First Amendment") amends and supplements the statement on Schedule 13D, dated March 28, 2003 (the "Statement"), previously filed with the Securities and Exchange Commission (the "SEC") by TRIAGE Management LLC, a Delaware limited liability company ("TM"), TRIAGE Capital Management, L.P., a Delaware limited partnership ("TCML"), TRIAGE Offshore Fund, Ltd., a Cayman Islands limited corporation ("TOF"), TRIAGE Advisors, LLC, a Delaware limited liability company ("TA"), OTA LLC, a Delaware limited liability company ("OTA"), Periscope L.P., a Delaware limited partnership ("Periscope"), Leon Frenkel, a United States citizen ("Frenkel"), and Alla Frenkel, a United States citizen, as an individual and as custodian for the Max Pasternack UGMA and as custodian for the Zoe Pasternack UGMA ("Alla Frenkel," and together with TM, TCML, TOF, TA, OTA, Periscope, and Frenkel, the "Reporting Persons"), with respect to their beneficial ownership of common stock, par value $0.0033 per share (the "Common Stock"), of NetWolves Corporation, a New York corporation (the "Issuer"). The Reporting Persons together are a Group in accordance with
Section 13(d)(3) of the Act.

         ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this First Amendment relates is the Common Stock of Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at One Corporate Drive, Suite 103, Bohemia, New York 11716.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         TCML used working capital to purchase shares of the Issuer's Common Stock, as set forth on Exhibit A hereto (the "TCML Shares"). The aggregate purchase price for the TCML Shares was $129,000. TOF used working capital to purchase shares of Common Stock, as set forth on Exhibit A hereto (the "TOF Shares", together with the TCML Shares, the "Shares"). The aggregate purchase price for the TOF Shares was $516,000.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TCML beneficially owns 23,333 shares of Series A Preferred Stock, 19,687 shares of Series B Preferred Stock, Warrants to purchase 317,185 shares of Common Stock and 60,000 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, TCML may be deemed to beneficially own 1,208,435 shares of Common Stock, constituting approximately 8.60% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,907,199 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003.

         As of the date hereof, TOF beneficially owns 23,333 shares of Series A Preferred Stock, 21,562 shares of Series B Preferred Stock, Warrants to purchase 326,560 shares of Common Stock and 240,000 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, TOF may be deemed to beneficially own 1,435,310 shares of Common Stock, constituting approximately 10.18% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,907,119 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003.

         As of the date hereof, OTA beneficially owns 23,333 shares of Series A Preferred Stock, 5,625 shares of Series B Preferred Stock and Warrants to purchase 246,875 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, OTA may be deemed to beneficially own 796,875 shares of Common Stock, constituting approximately 5.81% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,907,199 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003.

         As of the date hereof, Periscope beneficially owns 16,667 shares of Series A Preferred Stock, Warrants to purchase 156,250 shares of Common Stock and 36,400 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, Periscope may be deemed to beneficially own 505,150 shares of Common Stock, constituting approximately 3.78% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,907,199 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003.

         As of the date hereof, Alla Frenkel may be deemed to beneficially own 36,900 shares of Common Stock, 10,000 of which Alla Frenkel owns directly by virtue of being the Custodian for the Max Pasternack UGMA, and 10,000 of which she owns directly by virtue of being Custodian for the Zoe Pasternack UGMA, constituting approximately .29% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,907,199 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended March 31, 2003.

         As of the date hereof, Frenkel is the direct beneficial owner of 13,333 shares of Series A Preferred Stock, Warrants to purchase 125,000 shares of Common Stock and 162,000 shares of Common Stock. By reason of their position or relationship with TOF, TCML, OTA, Periscope and Alla Frenkel, each of Frenkel and TM may be deemed to be share beneficial ownership of the Issuer's shares owned by each such Reporting Person. By reason of its position with TOF, TA may be deemed to share beneficial ownership the Issuer's shares owned by TOF. In addition, the Reporting Persons may be deemed a Group, which in the aggregate may be deemed to beneficially own, by reason of conversion or exercise rights, a total of 4,519,670 shares of Common Stock, consisting of 26.76% of the Issuer's Common Stock. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares such Reporting Person reports having sole dispositive and voting power over.

         To the knowledge of TM, TCML, TOF, TA, OTA and Periscope, none of the directors, executive officers, controlling persons, partners or members, as the case may be, of TM, TCML, TOF, TA, OTA or Periscope (other than Frenkel) beneficially own any shares of Common Stock.

         (b) TCML has the power to direct the vote and disposition of all 1,208,435 shares of Common Stock it beneficially owns. TOF has the power to direct the vote and disposition of all 1,435,310 shares of Common Stock it beneficially owns. OTA has the power to direct the vote and disposition of all 796,875 shares of Common Stock it beneficially owns. Periscope has the power to direct the vote and disposition of all 505,150 shares of Common Stock it beneficially owns. Alla Frenkel has the power to direct the vote and disposition of all 36,900 shares of Common Stock she beneficially owns. Frenkel has the sole power to direct the vote and disposition of 537,000 shares of Common Stock he has direct beneficially ownership and by reason of his position or relationship with TOF, TCML, Periscope and Alla Frenkel, Frenkel may be deemed to be share beneficial ownership with TOF, TCML, Periscope and Alla Frenkel and may be deemed to have the power to direct the vote and disposition of all 4,519,670 shares of Common Stock he has indirect beneficial ownership of. TM, by reason of its position and relationship with TOF, TCML, Periscope and Alla Frenkel, and Frenkel's position with TM, may be deemed to be share beneficial ownership with TOF, TCML, Alla Frenkel, Frenkel and Periscope and may be deemed to have the power to direct the vote and disposition of all 4,519,670 shares of Common Stock its has indirect beneficial ownership of. By virtue of its position with TOF, TA may be deemed to share beneficial ownership with TOF and may be deemed to have the power to direct the vote and disposition of the 1,435,310 shares of Common Stock it owns indirectly. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares of such Reporting Person reports having sole dispositive and voting power over.

         (c) The dates and amount of each acquisition of Shares are listed on Exhibit A hereto. Except as set forth on Exhibit A hereto, there have been no transactions in securities of the Issuer by any of the Reporting Persons since the date of the event which required the filing of this First Amendment for the Reporting Persons.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed as an Exhibit to this First Amendment:

         EXHIBIT A:        As described in Item 5.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this First Amendment is true, complete and correct.

Dated:   September 18, 2003         TRIAGE Management LLC




                                    By: /s/ Leon Frenkel
                                        ----------------------------------------
                                        Name:   Leon Frenkel
                                        Title:  Managing Member


Dated: September 18, 2003           TRIAGE Capital Management, L.P.


                                    By: /s/ Leon Frenkel
                                       -----------------------------------------
                                        Name:   Leon Frenkel
                                        Title:  Senior Managing Member


Dated: September 18, 2003           TRIAGE Offshore Fund, Ltd.


                                    By: /s/ Leon Frenkel
                                       -----------------------------------------
                                        Name:   Leon Frenkel
                                        Title:  Senior Managing Director


Dated: September 18, 2003           TRIAGE Advisors, LLC


                                    By: /s/ Leon Frenkel
                                       -----------------------------------------
                                        Name:   Leon Frenkel
                                        Title:  Managing Member


Dated: September 18, 2003           OTA LLC


                                    By: /s/ Richard Cayne
                                       -----------------------------------------
                                        Name:   Richard Cayne
                                        Title:

Dated: September 18, 2003           Periscope L.P.


                                    By: /s/ Leon Frenkel
                                       -----------------------------------------
                                        Name:   Leon Frenkel
                                        Title:  General Partner


Dated: September 18, 2003           /s/ Leon Frenkel
                                    --------------------------------------------
                                    Leon Frenkel



Dated: September 18, 2003
                                    --------------------------------------------
                                    Alla Frenkel, on behalf of herself and as Custodian for the Max Pasternack UGMA and as Custodian for the Zoe Pasternack UGMA